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                                                                  Exhibit (c)(2)

[BUCK CONSULTANTS LOGO]

     301 Tresser Boulevard, Suite 1110
     Stamford, Connecticut  06901-3202



March 9, 2001



PERSONAL AND CONFIDENTIAL

Special Committee
of Board of Directors
Roy F. Weston, Inc.
Attention:  Mr. Thomas E. Carroll, Chairman

Dear Gentlemen:

Roy F. Weston, Inc. (the Company) has been considering potential strategic alternatives that include a possible change in control of the Company. The Board of Directors formed a Special Committee to evaluate these alternatives and to advise the full Board of Directors on this matter.

The financial and legal advisors to the Special Committee advised it that interested parties (e.g. investors, buyers or merger partners) would likely request certain protections (e.g. non-competition, employment and consulting arrangements) from certain shareholders of the Company who are either employed by or otherwise associated with the Company. The Special Committee retained Buck Consultants to identify reasonable parameters for such protections and arrangements.

It is our understanding that the Special Committee intends to recommend to the Board a merger transaction between the Company and an affiliate of American Capital Strategies, Ltd. (the Acquirer) that would include the terms outlined below.

It is our opinion that the magnitude of the potential payments to be made to the four covered individuals, as described in this letter, is reasonable and falls within the boundaries of prevalent practice - particularly in light of the individuals' extensive histories with and knowledge of both the Company and the industry. Our opinion is based on our experience in other merger/acquisition situations, study of public disclosures of other non-compete and consulting arrangements, and published survey information.


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Special Committee of Board of Directors
Roy F. Weston, Inc.
March 9, 2001
Page 2


1. EMPLOYMENT AGREEMENT SUMMARIES

Both Tom Swoyer and Wayne Hosking serve as members of the Board of Directors and are employees of the Company. They are each likely to play an important role in the transition of the Company and to serve as valuable continuing staff members thereafter. Ensuring the retention of their services during the ownership transition and protecting the Acquirer from potential competition should the Acquirer terminate the employment relationship, safeguards the Acquirer. Based on the employment agreement terms outlined below, the size of the potential severance liability to the Acquirer is reasonable and within the parameters of prevalent practice. It is our understanding that these agreement terms will be assumed by the Acquirer.

FOR TOM SWOYER AND WAYNE HOSKING:

Each individual will be covered as follows:

- Employment terms:

  - Base salary and annual incentive

    -  Tom Swoyer

       -  Base Salary of $88,000

       - Annual Incentive Pay/Bonus: Swoyer will participate in the Company's Pay for Performance Incentive Compensation ("PFP") with a PFP guideline incentive that would provide quarterly incentive payments to Swoyer, if the Company and Swoyer meet their PFP performance targets in accordance with the terms of the PFP Program that, on an annual basis, total a percentage of Swoyer's Base Salary at least equal to the Base Salary percentage applicable to Swoyer under his PFP guideline incentive existing as of the effective date of the Employment Agreement.

    -  Wayne Hosking

       -  Base Salary of $106,000

       - Annual Incentive Pay/Bonus: Hosking will participate in the Company's PFP with a PFP guideline incentive that would provide quarterly incentive payments to Hosking that, on an annual basis, total 12.5% of Hosking's Base Salary, if the Company and Hosking meet their PFP performance targets in accordance with the terms of the PFP Program.
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Special Committee of Board of Directors
Roy F. Weston, Inc.
March 9, 2001
Page 3


         - Retention bonus - Three $25,000 annual installments (beginning on the effective date of the employment agreement and on the two anniversary dates thereafter) for a total of $75,000.

         - Benefits: Swoyer and Hosking shall be entitled to participate in all benefit plans maintained by the Company and available to Company employees of comparable rank and responsibility.

         - Vacation: Swoyer and Hosking shall be entitled to paid vacation in accordance with the Company's vacation policy for employees of comparable rank and years of service.

         - Automobile: The Company shall provide Swoyer and Hosking with an automobile allowance and shall reimburse Swoyer and Hosking for their gasoline and insurance costs for their automobiles, all in accordance with the Company's automobile allowance policies.

- Termination/Severance

         - If either the Company terminates employment (other than for cause, death, or disability), or Swoyer or Hosking resigns his employment for "Good Reason" (as it is defined in the employment agreement), on or before the first anniversary of the employment agreement, Swoyer and Hosking shall:

            - Be paid their monthly base salaries in effect at termination until the date that is three years after the effective date of the employment agreement. These payments will begin the first month following the termination date.

            - Receive continued coverage of medical, dental and prescription drug benefits for the period from the termination date until the third anniversary of the employment agreement. These benefits will be provided on the same cost sharing and other basis as is then in effect for active employees.

         - If either the Company terminates employment (other than for cause, death or disability), or Swoyer or Hosking resigns his employment for "Good Reason" (as it is defined in the employment agreement), after the first anniversary of the employment agreement but on or before the third anniversary, Swoyer and Hosking shall:

            - Be paid their monthly base salaries on the termination for 24 months. These payments will begin the first month following the termination date.
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Special Committee of Board of Directors
Roy F. Weston, Inc.
March 9, 2001
Page 4


            - Receive continued coverage of medical, dental and prescription drug benefits for 24 months.

          - In either case, if severance benefits become payable, Swoyer and Hosking shall receive:

          - Payment of any unpaid portion of the retention bonus.

          - Twelve (12) month continuation of automobile allowance.

          - Certain relocation costs (not exceeding $25,000) if either
            Swoyer or Hosking relocates during the severance payment period more than 100 miles from his principal residence on the termination date.

          To qualify for these termination/severance protection benefits, Swoyer and Hosking agree to the following terms:

          - Non-disclosure of confidential information.

          - Inventions will remain property of the Company.

          - Non-competition against the Company if Swoyer's or Hosking's employment by the Company is terminated for any reason within three years after the employment agreement effective date. This covenant is only in effect during the six months following employment termination.

          - Solicitation of Company employees will be prohibited if Swoyer's or Hosking's employment by the Company is terminated for any reason within three years after the employment agreement effective date. This covenant is only in effect during the six months following employment termination.

2. CONSULTING AND NON-COMPETE AGREEMENT SUMMARIES

Kate Swoyer currently serves as the Company's Chairman of the Board. Fred Thompson is currently a Board member and served as the Company's Chairman from 1991 through 1996.

Due to Kate Swoyer's and Fred Thompson's long history and involvement with the Company, it is Buck's opinion that it is prudent to provide the acquiring company with:

- the benefit of their industry and Company knowledge through ad-hoc consulting services, and

- protection from the sharing of such knowledge with a competing organization.

Based on the terms outlined below, the payments provided by the agreements are reasonable and within the parameters of prevalent practice.
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Special Committee of Board of Directors
Roy F. Weston, Inc.
March 9, 2001
Page 5


FOR KATE SWOYER AND FRED THOMPSON:

Each individual will be covered as follows:

- Direct and indirect non-compete agreement for the three-year term of the agreement and one-year thereafter.

- Availability to provide consulting services at reasonable times and places throughout the three-year term upon the specific written request of the Chief Executive Officer of the Company.

- In rendering the consulting services, the Consultant shall be required to commit no more than 15 hours per month.

- In consideration of the non-compete agreement and availability for continued consulting services, annual compensation of $120,000, paid in quarterly $30,000 installments. The total compensation for the three-year term shall be $360,000.

-  Work product and inventions will remain property of the Company.

- Non-disclosure of all information received by the Consultant in the course of performing services other than publicly available or publicly disclosed information.


                                     * * *

The opinion in this letter is based on our understanding of the duties and compensation of, and the severance benefits proposed to be offered to, various individuals as part of the merger transaction. If any of the facts as outlined in our letter are incorrect, or if other pertinent facts exist of which we are not aware, our opinion as to whether the proposed arrangements are within the boundaries of prevalent practice may not be relied upon. If any such mistakes in fact or additional facts that we are unaware of exist, please contact us immediately so that we may consider the impact of this additional information on our opinion.

Very truly yours,




/s/ Kathleen E. Perrott
Kathleen E. Perrott
Compensation Consultant

cc:      Ted Ginsburg, Buck - Cleveland
         David Boomershine, Buck - Baltimore